Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2349

February 14, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Public Storage, Inc.

Registration Statement on Form S-4

File No. 333-103190

Dear Commissioners:

As counsel for and on behalf of Public Storage, Inc., pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Public Storage, Inc.’s Registration Statement on Form S-4 (File No. 333-103190) previously filed with the Securities and Exchange Commission:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions concerning this letter, please contact me at (818) 244-8080, extension 529.

Very truly yours,

/s/ David Goldberg

David Goldberg

Vice President and Senior Counsel